

<u>Mail Stop 3010</u>

May 12, 2010

Michael G. Medzigian
Chief Executive Officer
c/o W. P. Carey & Co. LLC
50 Rockefeller Plaza
New York, New York 10020

> **Re: Carey Watermark Investors Incorporated**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed April 13, 2010**
> **File No. 333-149899**

Dear Mr. Medzigian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials

must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus.  For guidance, please refer to Item 19.D of Industry Guide 5.

3.      As noted in your response letter dated April 13, 2010, please provide us with highlighted copies of any study, report or survey that you cite or on which you rely.  Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Prospectus Summary, page 1

Investment Objections, Procedures and Policies, page 2

4.      Please identify on page 3 the party that is projecting hotel values to decline 9% year-over-year in 2010 as well as identify on page 9 the industry analysts forecasting lodging fundamentals will improve.  Please also provide plain English definitions for "deleveraging," "recapitalizations," "work-out situations" and "mezzanine financings."  Please see Rule 421(d).

5.      We note your disclosure on page 6 regarding the growth in revenue experienced by the 280-unit hotel.  Please revise to balance this disclosure by discussing net income.

6.      We note your disclosure on page 7 that you expect that your portfolio will be 50% leveraged, on average, and that your maximum leverage is 75% of the total costs of your investments.  We further note your disclosure throughout the prospectus regarding your moderate levels of leverage.  Please revise your disclosure throughout to clarify that you expect that your portfolio will be 50% leveraged, on average, and that your maximum leverage is 75%.

Our Structure, page 11

7.      Please revise your organization chart to show your subadvisor.

Compensation, page 15

8.      In the table on page 18, please disclose the estimated annual asset management fee to be paid to your advisor if the investment portfolio is 75% leveraged.  Please also make conforming changes to the information on page 49.

9.      We note that Carey Watermark Holdings has a special general partner profits interest in your operating partnership which will entitle Carey Watermark Holdings to receive up to 10% of the distributions of available cash.  Please revise

> to clarify what you mean by "up to 10%" of the distributions of available cash and describe how such payment is limited to the 2%/25% Guideline. As appropriate, please provide an example of how such amount is calculated.

## Management Compensation, page 46

10.    In the table on page 47, please disclose the estimated acquisition fees to be paid to your advisor if the investment portfolio is 75% leveraged.

## Directors and Executive Officers of the Company, page 62

11.    For each director and director nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

## Investment Objectives, Procedures and Policies, page 77

## General, page 77

12.    You disclose that you will adjust your investment focus from time to time based upon market conditions and your advisor's views on relative value as market conditions change. Please also disclose when and how you will notify shareholders of such adjustments.

13.    Please define the term "hotel transaction volumes" as used on page 79.

## Prior Programs, page 98

14.    On page 101, you disclose that no CPA Program has missed a quarterly distribution payment. Please revise your disclosure to clarify, if true, whether offering proceeds, borrowings or other sources aside from earnings and cash flow from operating activities, including a waiver or reduction of fees, were used to make distributions for CPA Programs.

15.    We note your disclosure on page 101 that eighty percent of CPA Programs have gone full cycle to liquidity providing investors with an average annual rate of return of 11.56%. We also note the charts on pages 104 and 105 with average annual returns and annualized yields. Please revise to more fully balance your disclosure, including a more detailed explanation of what you mean by "average annual rate of return" and "yields" and how such amounts were calculated. In addition, please include net income for the applicable periods for each program or otherwise provide operating data to support the source of the distributions. Finally, please clarify whether the amounts have been calculated based on an initial $10,000 invested at the start of the program and held through its completion.

16.     Please revise to briefly explain the chart relating to the diversification of market risk on page 102 and describe how such figures were calculated.

17.     We note your disclosure on page 103 that some CPA Programs have experienced adverse business developments.  Please provide a more detailed discussion regarding these, and any other, major adverse business developments or conditions experienced by any programs, including quantifying the reduction in distributions and the applicable dates. In addition, as appropriate, please also provide a cross reference to tables in Appendix II.  Please see Item 8A(2) of Industry Guide 5.

United States Federal Income Tax Considerations, page 116

Taxation of the Company, page 117

18.     Please update your disclosure to indicate that you have received the opinion of Venable LLP.

Redemption of Shares, page 150

19.     Please revise your disclosure to provide additional details regarding your ability to amend, suspend or terminate the redemption plan, including a description of any notice that you will provide to shareholders.

Prior Performance Tables, page A-1

20.     We note that you no longer include Table I disclosure.  Please revise to provide Table I disclosure for programs the offering of which closed in the most recent three years and Table III disclosure for programs the offering of which closed in the most recent five years or, alternatively, tell us why such disclosure is not appropriate.

Item 36. Financial Statements and Exhibits, page II-3

21.     Please provide drafts of your legal and tax opinions with your next amendment.


*  *  *  *  *


        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,


Jennifer Gowetski
Senior Counsel


cc:     Kathleen L. Werner (via facsimile)